American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	June 30	
ASSETS	2014	2013
Cash and due from banks	$ 21,295	$ 18,994
Interest-bearing deposits in other banks	22,948	37,720
Securities available for sale, at fair value	349,719	340,135
Restricted stock, at cost	5,064	4,880
Loans held for sale	118	4,098
Loans	813,057	794,045
Less allowance for loan losses	(12,763)	(12,676)
Net Loans	800,294	781,369
Premises and equipment, net	23,083	24,269
Other real estate owned, net	2,622	5,569
Goodwill	39,043	39,043
Core deposit intangibles, net	2,498	3,819
Bank owned life insurance	14,945	14,495
Accrued interest receivable and other assets	19,019	19,626
Total assets	$ 1,300,648	$ 1,294,017
Liabilities		
Demand deposits -- noninterest-bearing	$ 228,588	$ 213,123
Demand deposits -- interest-bearing	189,700	169,204
Money market deposits	165,090	173,696
Savings deposits	88,539	84,489
Time deposits	363,883	405,882
Total deposits	1,035,800	1,046,394
Short-term borrowings:		
Customer repurchase agreements	38,420	41,972
Other short-term borrowings	12,000	-
Long-term borrowings	9,924	10,015
Trust preferred capital notes	27,470	27,368
Accrued interest payable and other liabilities	4,951	5,332
Total liabilities	1,128,565	1,131,081
Shareholders' equity		
Preferred stock, $5 par, 2,000,000 shares authorized,		
none outstanding	-	-
Common stock, $1 par, 20,000,000 shares authorized,		
7,840,132 shares outstanding at June 30, 2014 and		
7,872,250 shares outstanding at June 30, 2013	7,840	7,872
Capital in excess of par value	56,944	57,581
Retained earnings	102,152	95,333
Accumulated other comprehensive income, net	5,147	2,150
Total shareholders' equity	172,083	162,936
Total liabilities and shareholders' equity	$ 1,300,648	$ 1,294,017

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	2014	2013
Interest and Dividend Income:				
Interest and fees on loans	$ 9,687	$ 11,358	$ 19,534	$ 22,753
Interest and dividends on securities:				
Taxable	968	851	1,932	1,729
Tax-exempt	1,016	1,045	2,051	2,097
Dividends	74	54	149	109
Other interest income	35	39	68	68
Total interest and dividend income	11,780	13,347	23,734	26,756
Interest Expense:				
Interest on deposits	1,161	1,369	2,390	2,805
Interest on short-term borrowings	2	14	4	35
Interest on long-term borrowings	81	82	161	164
Interest on trust preferred capital notes	185	189	369	377
Total interest expense	1,429	1,654	2,924	3,381
Net Interest Income	10,351	11,693	20,810	23,375
Provision for loan losses	150	-	150	294
Net Interest Income After Provision				
for Loan Losses	10,201	11,693	20,660	23,081
Noninterest Income:				
Trust fees	1,017	944	2,139	1,532
Service charges on deposit accounts	431	429	844	838
Other fees and commissions	493	463	937	922
Mortgage banking income	275	531	538	1,249
Securities gains, net	150	1	189	199
Other	334	318	756	716
Total noninterest income	2,700	2,686	5,403	5,456
Noninterest Expense:				
Salaries	3,638	3,503	7,176	6,942
Employee benefits	847	867	1,822	1,766
Occupancy and equipment	910	872	1,846	1,788
FDIC assessment	165	161	329	322
Bank franchise tax	231	185	453	372
Core deposit intangible amortization	330	421	661	841
Data processing	345	310	693	587
Software	235	249	497	461
Foreclosed real estate, net	(9)	193	7	436
Other	1,673	1,667	3,304	3,231
Total noninterest expense	8,365	8,428	16,788	16,746
Income Before Income Taxes	4,536	5,951	9,275	11,791
Income Taxes	1,303	1,741	2,592	3,430
Net Income	$ 3,233	$ 4,210	$ 6,683	$ 8,361
Net Income Per Common Share:				
Basic	$ 0.41	$ 0.54	$ 0.85	$ 1.06
Diluted	$ 0.41	$ 0.53	$ 0.85	$ 1.06
Average Common Shares Outstanding:				
Basic	7,872,079	7,867,222	7,886,232	7,862,719
Diluted	7,879,854	7,876,969	7,896,541	7,872,351

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)

	2nd Qtr 2014	1st Qtr 2014	2nd Qtr 2013	YTD 2014	YTD 2013
EARNINGS					
Interest income	$ 11,780	$ 11,954	$ 13,347	$ 23,734	$ 26,756
Interest expense	1,429	1,495	1,654	2,924	3,381
Net interest income	10,351	10,459	11,693	20,810	23,375
Provision for loan losses	150	-	-	150	294
Noninterest income	2,700	2,703	2,686	5,403	5,456
Noninterest expense	8,365	8,423	8,428	16,788	16,746
Income taxes	1,303	1,289	1,741	2,592	3,430
Net income	3,233	3,450	4,210	6,683	8,361
PER COMMON SHARE					
Earnings per share - basic	$ 0.41	$ 0.44	$ 0.54	$ 0.85	$ 1.06
Earnings per share - diluted	0.41	0.44	0.53	0.85	1.06
Cash dividends paid	0.23	0.23	0.23	0.46	0.46
Book value per share	21.95	21.57	20.70	21.95	20.70
Book value per share - tangible (a)	16.65	16.27	15.25	16.65	15.25
Closing market price	21.73	23.52	23.24	21.73	23.24
FINANCIAL RATIOS					
Return on average assets	1.00%	1.06%	1.29%	1.03%	1.29
Return on average equity	7.53	8.12	10.14	7.82	10.11
Return on average tangible equity (b)	10.67	11.54	14.66	11.10	14.68
Average equity to average assets	13.22	13.05	12.76	13.14	12.72
Tangible equity to tangible assets (a)	10.37	10.23	9.60	10.37	9.60
Net interest margin, taxable equivalent	3.68	3.71	4.16	3.70	4.18
Efficiency ratio (e)	62.87	61.82	55.72	62.34	55.73
Effective tax rate	28.73	27.20	29.26	27.95	29.09
PERIOD-END BALANCES					
Securities	$ 354,783	$ 349,123	$ 345,015	$ 354,783	$ 345,015
Loans held for sale	118	1,389	4,098	118	4,098
Loans, net of unearned income	813,057	783,369	794,045	813,057	794,045
Goodwill and other intangibles	41,541	41,871	42,862	41,541	42,862
Assets	1,300,648	1,299,802	1,294,017	1,300,648	1,294,017
Assets - tangible (a)	1,259,107	1,257,931	1,251,155	1,259,107	1,251,155
Deposits	1,035,800	1,051,249	1,046,394	1,035,800	1,046,394
Customer repurchase agreements	38,420	34,153	41,972	38,420	41,972
Long-term borrowings	37,394	37,363	37,383	37,394	37,383
Shareholders' equity	172,083	170,499	162,936	172,083	162,936
Shareholders' equity - tangible (a)	130,542	128,628	120,074	130,542	120,074
AVERAGE BALANCES					
Securities	$ 346,726	$ 345,152	$ 335,246	$ 345,446	$ 330,821
Loans held for sale	1,685	2,032	4,181	1,858	6,532
Loans, net of unearned income	793,060	788,419	791,292	790,752	786,844
Interest-earning assets	1,182,559	1,186,904	1,177,536	1,184,172	1,174,496
Goodwill and other intangibles	41,738	42,077	43,124	41,907	43,337
Assets	1,299,535	1,302,639	1,302,491	1,301,078	1,299,388
Assets - tangible (a)	1,257,797	1,260,562	1,259,367	1,259,171	1,256,051
Interest-bearing deposits	820,342	830,229	828,844	825,258	826,347
Deposits	1,043,479	1,051,614	1,045,444	1,047,524	1,041,810
Customer repurchase agreements	40,720	37,797	47,081	39,267	48,679
Long-term borrowings	37,376	37,373	37,393	37,374	37,396
Shareholders' equity	171,784	170,046	166,150	170,920	165,339
Shareholders' equity - tangible (a)	130,046	127,969	123,026	129,013	122,002

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	2nd Qtr 2014	1st Qtr 2014	2nd Qtr 2013	YTD 2014	YTD 2013
CAPITAL					
Average shares outstanding - basic	7,872,079	7,904,759	7,867,222	7,886,232	7,862,719
Average shares outstanding - diluted	7,879,854	7,917,601	7,876,969	7,896,541	7,872,351
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 12,614	$ 12,600	$ 12,528	$ 12,600	$ 12,118
Provision for loan losses	150	0	-	150	294
Charge-offs	(95)	(73)	(180)	(168)	(467)
Recoveries	94	87	328	181	731
Ending balance	$ 12,763	$ 12,614	$ 12,676	$ 12,763	$ 12,676
LOANS					
Construction and land development	$ 50,856	$ 40,458	$ 44,029	$ 50,856	$ 44,029
Commercial real estate	363,657	358,362	354,323	363,657	354,323
Residential real estate	175,387	170,517	168,965	175,387	168,965
Home equity	89,725	89,081	89,688	89,725	89,688
Commercial and industrial	128,228	119,042	130,721	128,228	130,721
Consumer	5,204	5,909	6,319	5,204	6,319
Total	$ 813,057	$ 783,369	$ 794,045	$ 813,057	$ 794,045
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due and accruing	$ -	$ -	$ -	$ -	$ -
Nonaccrual	5,224	5,557	5,828	5,224	5,828
Foreclosed real estate	2,622	3,233	5,569	2,622	5,569
Nonperforming assets	$ 7,846	$ 8,790	$ 11,397	$ 7,846	$ 11,397
ASSET QUALITY RATIOS					
Allowance for loan losses to total loans	1.57	1.61	1.60	1.57	1.60
Allowance for loan losses to nonperforming loans	244.31	226.99	217.50	244.31	217.50
Nonperforming assets to total assets	0.60	0.68	0.88	0.60	0.88
Nonperforming loans to total loans	0.64	0.71	0.73	0.64	0.73
Annualized net charge-offs (recoveries) to average loans	0.00%	(0.01%)	(0.07%)	0.00%	(0.07%)
OTHER DATA					
Fiduciary assets at period-end (c)	$ 450,352	$ 435,635	$ 417,861	$ 450,352	$ 417,861
Retail brokerage assets at period-end (c)	$ 197,625	$ 189,130	$ 167,785	$ 197,625	$ 167,785
Number full-time equivalent employees (d)	291	292	292	291	292
Number of full service offices	25	25	25	25	25
Number of loan production offices	2	2	2	2	2
Number of ATM's	31	31	31	31	31

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.

Net Interest Income Analysis
For the Three Months Ended June 30, 2014 and 2013
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2014	2013	2014	2013	2014	2013
Loans:						
Commercial	$ 120,216	$ 132,381	$ 1,285	$ 1,605	4.29%	4.86%
Real estate	669,537	656,995	8,325	9,682	4.97	5.89
Consumer	4,992	6,097	87	102	6.99	6.71
Total loans	794,745	795,473	9,697	11,389	4.88	5.73
Securities:						
Federal agencies & GSEs	79,284	53,349	227	126	1.15	0.94
Mortgage-backed & CMOs	62,356	76,999	368	338	2.36	1.76
State and municipal	190,821	191,536	1,866	1,927	3.91	4.02
Other	14,265	13,362	121	95	3.39	2.84
Total securities	346,726	335,246	2,582	2,486	2.98	2.97
Deposits in other banks	41,088	46,817	35	39	0.34	0.33
Total interest-earning assets	1,182,559	1,177,536	12,314	13,914	4.17	4.73
Non-earning assets	116,976	124,955				
Total assets	$ 1,299,535	$ 1,302,491				
Deposits:						
Demand	$ 185,601	$ 164,094	19	28	0.04	0.07
Money market	171,466	169,417	50	78	0.12	0.18
Savings	89,485	84,471	11	17	0.05	0.08
Time	373,790	410,862	1,081	1,246	1.16	1.22
Total deposits	820,342	828,844	1,161	1,369	0.57	0.66
Customer repurchase agreements	40,720	47,081	1	14	0.01	0.12
Other short-term borrowings	571	-	1	-	0.36	-
Long-term borrowings	37,376	37,393	266	271	2.85	2.90
Total interest-bearing liabilities	899,009	913,318	1,429	1,654	0.64	0.73
Noninterest bearing demand deposits	223,137	216,600				
Other liabilities	5,605	6,423				
Shareholders' equity	171,784	166,150				
Total liabilities and shareholders' equity	$ 1,299,535	$ 1,302,491				
Interest rate spread					3.53%	4.00%
Net interest margin					3.68%	4.16%
Net interest income (taxable equivalent basis)			10,885	12,260		
Less: Taxable equivalent adjustment			534	567		
Net interest income			$ 10,351	$ 11,693		

Net Interest Income Analysis
For the Six Months Ended June 30, 2014 and 2013
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2014	2013	2014	2013	2014	2013
Loans:						
Commercial	$ 120,460	$ 128,022	$ 2,757	$ 3,195	4.62%	5.03%
Real estate	667,168	659,254	16,621	19,410	4.98	5.89
Consumer	4,982	6,100	176	212	7.12	7.01
Total loans	792,610	793,376	19,554	22,817	4.94	5.76
Securities:						
Federal agencies & GSEs	73,850	49,698	405	242	1.10	0.97
Mortgage-backed & CMOs	64,482	78,208	771	718	2.39	1.84
State and municipal	192,174	190,303	3,765	3,859	3.92	4.06
Other	14,940	12,612	248	190	3.32	3.01
Total securities	345,446	330,821	5,189	5,009	3.00	3.03
Deposits in other banks	46,116	50,299	68	68	0.30	0.27
Total interest-earning assets	1,184,172	1,174,496	24,811	27,894	4.19	4.75
Non-earning assets	116,906	124,892				
Total assets	$ 1,301,078	$ 1,299,388				
Deposits:						
Demand	$ 176,889	$ 159,351	41	60	0.05	0.08
Money market	182,109	170,940	125	171	0.14	0.20
Savings	88,199	83,589	25	37	0.06	0.09
Time	378,061	412,467	2,199	2,537	1.17	1.24
Total deposits	825,258	826,347	2,390	2,805	0.58	0.68
Customer repurchase agreements	39,267	48,679	3	35	0.02	0.14
Other short-term borrowings	287	-	1	-	0.36	-
Long-term borrowings	37,374	37,396	530	541	2.84	2.89
Total interest-bearing						
liabilities	902,186	912,422	2,924	3,381	0.65	0.75
Noninterest bearing demand deposits	222,266	215,463				
Other liabilities	5,706	6,164				
Shareholders' equity	170,920	165,339				
Total liabilities and						
shareholders' equity	$ 1,301,078	$ 1,299,388				
Interest rate spread					3.54%	4.00%
Net interest margin					3.70%	4.18%
Net interest income (taxable equivalent basis)			21,887	24,513		
Less: Taxable equivalent adjustment			1,077	1,138		
Net interest income			$ 20,810	$ 23,375		